UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Sandridge Energy Inc
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
80007P869
(CUSIP Number)
December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	80007P869

1	Names of Reporting Persons
Amalgamated Gadget, L.P.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X ]
3	Sec Use Only

4	Citizenship or Place of Organization
Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
0%
12	Type of Reporting Person (See Instructions)
IA

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amend their Schedule 13G Statement dated February 14, 2017 (the “Schedule 13G”), relating to the Common Stock, $0.001 par value per share (the “Shares”), of Sandridge Energy Inc (the “Issuer”). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.	Ownership
(a)-(b)

Reporting Person

Amalgamated

Amalgamated is not the beneficial owner of any Shares.

Controlling Persons

Scepter

Scepter is not the beneficial owner of any Shares.

Raynor

Raynor is not the beneficial owner of any Shares.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the Item 2 Persons is the beneficial owner of any Shares.

(c)

Reporting Person

Amalgamated has no power to vote or to direct the vote or to dispose or to direct the disposition of any Shares.

Controlling Persons

Scepter

Scepter has no power to vote or to direct the vote or to dispose or to direct the disposition of any Shares.

Raynor

Raynor has no power to vote or to direct the vote or to dispose or to direct the disposition of any Shares.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2018

Amalgamated Gadget, L.P.

By: Scepter Holdings, Inc., its general partner

By: /s/ Brandon Teague

Brandon Teague, Director of Trading

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).